Exhibit 99.1

Former U.S. Commissioner of Food and Drug Administration Stephen M. Hahn, M.D.

Appointed to Alpha Tau Advisory Board

JERUSALEM, October 24, 2023 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that Stephen M. Hahn, M.D., former commissioner of the U.S. Food and Drug Administration (“FDA”), has joined its Scientific Advisory Board. A distinguished expert in the field of radiation oncology and translational/clinical research, and a renowned physician, Dr. Hahn brings a wealth of regulatory and scientific experience to the Company as it advances its Alpha DaRT technology towards FDA clearance.

“I am pleased to welcome Dr. Hahn to the Alpha Tau Scientific Advisory Board at an ideal time in the Company’s growth trajectory,” said Company CEO Uzi Sofer. “As we continue to focus on executing our clinical strategy, including with our ongoing multicenter ReSTART pivotal trial for recurrent Squamous Cell Carcinoma of the skin, and on broadening the Alpha DaRT treatment to other indications such as pancreatic, head and neck, and prostate cancers and glioblastoma, which the Company is already exploring in clinical trials in earnest, Dr. Hahn’s vast expertise and insight will be of tremendous value. We are very excited by what this wonderful partnership can potentially offer cancer patients worldwide.”

Dr. Hahn is currently CEO-Partner of Flagship Pioneering and CEO of Harbinger Health, where he specializes in innovating in the field of preventive health care and global health strategy. He previously served as FDA Commissioner from 2019 to 2021, overseeing regulatory affairs, including therapeutics and vaccine development, devices, diagnostics, and clinical trials. Prior to his FDA appointment, Dr. Hahn served as chief medical executive, deputy president, and chief operating officer at the world renowned MD Anderson Cancer Center in Houston, Texas. Prior to his executive leadership roles at MD Anderson, Dr. Hahn was at the helm of radiation oncology at the University of Pennsylvania’s Perelman School of Medicine.

“I have been watching Alpha Tau’s development with excitement for quite some time,” said Dr. Hahn. “I am delighted to be joining the Company and to help contribute towards introducing a new modality for the treatment of cancer which will hopefully break new ground in the field of radiation oncology, and which has very promising potential as a combination with immunotherapy for advanced metastatic patients.”

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2023, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com